January 31, 2006

Room 4561
Via fax (714) 974-4771


Mr. Amrit K. Das
Chairman, Chief Executive Officer and President
Netguru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, CA  92887

	Re:	Netguru, Inc.
		Form 10-KSB for the year ended March 31, File No. 0-28560

Dear Mr. Das:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2005

Item 8A. Controls & Procedures, page 35

1. We note your disclosure that as of March 31, 2005 your disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC`s rules and forms, including to ensure that the information required to be disclosed by you in the reports you file or submit under the Exchange
Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding whether or not disclosure is required. We further note that on April
20, 2005 you restated your financial statements in amendments to Forms 10-QSB for the quarterly periods ended June 30, 2004, September
30, 2004 and December 31, 2004. In light of these restatements, please explain in reasonable detail how your officers concluded that the controls and procedures were nonetheless effective as of March 31, 2005.

Consolidated Statements of Cash Flows, page F-8

2. We note in your statements of cash flows you include a separate line item for cash flows from discontinued operations. If you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from operating, investing and financing activities related to discontinued operations. Additionally, your disclosure of operating cash flows should show all components of operating cash flow related to discontinued operations rather than the net operating cash flows. Please tell us how you intend to comply with these reporting requirements. Refer to Footnote 10 SFAS 95.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-12

3. We note your disclosure that customers may choose to purchase the right to receive upgrades. Describe the types of upgrade rights that you offer to your customers and tell us whether your arrangements describe specific features and/or additional functionality to be included in future upgrades. Tell us your consideration of paragraphs 37 and 38 of SOP 97-2 with regard to specified upgrade rights in your arrangements.

Note (3) - Long-Term Debt, page F-17

4. We note that your 2002, 2003 and 2004 notes and Revolving
Credit
Facility provide for the conversion of debt into shares of your common stock. Tell us how the Company evaluated the conversion features associated with these debt issuances to determine whether there are embedded derivatives that meet the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 (a) through 12 (c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis.
Provide
us with your analysis for each debt issuance using the conditions outlined in paragraph 12-32 of EITF 00-19 to support your conclusions. Specifically we note that the shares of common stock underlying certain issuances are subject to registration rights and liquidated damages. If the scope exception of paragraph 11(a) is not met, tell us why you have not considered the conversion features t be embedded derivatives that are subject to classification and measurement at fair value. We may have further comments. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

5. We note that in connection with some of the convertible debentures, the Company also issued warrants. Tell us how you analyzed outstanding warrants pursuant to SFAS 133 and EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Tell us if the warrant agreements include registration rights and/or liquidated damages provisions.

6. Certain of your debt issuances provide for adjustment to interest rates based on the market price of your common stock and/or provide you the option to redeem notes at a certain predetermined percentage of the outstanding principal and accrued interest depending on the date of prepayment. Tell us how you evaluated these provisions pursuant to SFAS 133 and EITF 00-19.

7. Please note, pursuant to the comments above relating to your debt and warrant issuances, you should provide us a thorough analysis of all the provisions of your debt instruments and warrants in order to determine whether there are any provisions that may be derivatives.
In your response address the relevant information in Section II B of
Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Revise your disclosures where necessary to clarify your accounting for these instruments.


*              *              *              *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact David Edgar, Staff Accountant, at 202-551-
3459,
Thomas Ferraro, Senior Staff Accountant, at 202-551-3226 or the undersigned at 202-551-3499, if you have questions regarding comments on the financial statements and related matters.

	Sincerely,


	Kathleen Collins
	Accounting Branch Chief


??

??

??

??

Mr. Amrit K. Das
Netguru, Inc.
January 31, 2006
Page 4